Exhibit 21.1

Subsidiaries of Seagen Inc.

Name	Jurisdiction of Incorporation
Biomira Management, Inc.	Delaware
Cascadian Therapeutics Luxembourg S.à r.l.	Luxembourg
Cascadian Therapeutics Inc.	Delaware
East Coast Ventures, Inc.	Delaware
Oncothyreon Canada Unlimited Liability Company	Canada
ProlX Pharmaceuticals Corporation	Delaware
Protocell Pharmaceuticals Corporation	Delaware
Seagen Australia Pty Limited	Australia
Seagen B.V.	Netherlands
Seagen Canada Inc.	Canada
Seagen Denmark ApS	Denmark
Seagen France SAS	France
Seagen Germany GmbH	Germany
Seagen International GmbH	Switzerland
SeaGen International Holdings, LLC	Delaware
SeaGen Ireland Limited	Ireland
Seagen Italy S.r.l.	Italy
Seagen Spain, S.L.	Spain
Seagen U.K. Ltd.	England and Wales
Seagen U.S. Inc.	Delaware
SeaGen US Holdings, LLC	Delaware
0811769 B.C. Unlimited Liability Company	Canada